BD 3/4 *

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SECURIT 10028284 SSION

SEC Mail Processing Section

MAR 01 2010

Washington, DC 107

SEC FILE NUMBER
8-50140

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Loop Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W Jackson Blvd Ste 1600
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert R. Grace, Jr. — (312) 913-4900
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

BD 3/9

OATH OR AFFIRMATION

I, Albert R. Grace, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loop Capital Markets, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
24 day of February, 2010

Wanda D. White
Notary Public

Wanda D. White
My Commission Expires
July 10, 2013

Albert R. Grace Jr.
Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Managers
Loop Capital Markets, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Loop Capital Markets, LLC (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. The statement of financial condition as of December 31, 2008 was audited by other auditors whose report, dated February 24, 2009, expressed an unqualified opinion.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Loop Capital Markets, LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

McGladrey & Pullen, LLP is a member firm of RSM International,
an affiliation of separate and independent legal entities.

Loop Capital Markets, LLC

Statements of Financial Condition
December 31, 2009 and 2008

		2009		2008
Assets				
Cash and cash equivalents	$	**15,508,850**	$	10,618,028
Deposits with clearing brokers		**830,699**		631,052
Due from clearing broker		**8,868,031**		-
Underwriting receivables		**5,020,049**		2,259,962
Fees and commissions receivable		**774,944**		1,916,203
Securities owned, at fair value, pledge		**3,949,971**		8,174,305
Furniture and equipment, net		**409,360**		333,810
Prepaid expenses and other		**937,084**		441,434
Total assets	$	**36,298,988**	$	24,374,794
Liabilities and Members' Equity				
Securities sold, not yet purchased, at fair value	$	**117,998**	$	-
Obligations under capital leases		**75,219**		80,190
Accounts payable		**449,725**		602,344
Accrued expenses		**14,535,456**		7,454,424
Accrued income taxes		**435,000**		115,657
Due to clearing broker		**-**		3,031,020
Deferred rent		**206,224**		201,844
Total liabilities		**15,819,622**		11,485,479
Subordinated borrowings		**-**		2,500,000
Members' equity		**20,479,366**		10,389,315
Total liabilities and members' equity	$	**36,298,988**	$	24,374,794

See Notes to Statements of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Loop Capital Markets, LLC (the Company) is organized as a Delaware limited liability company under the Delaware Limited Liability Company Act. As a limited liability company, the members' liability is limited to the equity in the Company. Profits, losses, contributions, and distributions of the Company are generally allocated in accordance with the respective members' ownership interests.

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). All customer transactions are executed and cleared through another registered broker on a fully disclosed basis.

The Company does not carry security accounts for customers, nor does the Company perform custodial functions relating to customer securities and, accordingly, is exempt from the provision of Rule 15c3-3(k)(2)(ii) of the SEC.

The Company trades fixed income securities on a principal basis, provides equity brokerage, underwriting services, fixed income analytical services, financial advisory and mergers and acquisition services for institutional customers.

A summary of the Company's accounting policies follows:

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operation, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the FASB Accounting Standards Codification™, sometimes referred to as the Codification or ASC. The Codification is effective for periods ending on or after September 15, 2009.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition. Cash equivalents consist of money market funds. The Company maintains deposits with financial institutions in amounts that exceed the federally insured limits. The Company does not believe it is exposed to significant credit risk.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or are short-term or replaceable on demand. The carrying amounts approximate their fair values.

Securities transactions: Proprietary securities transactions in regular way trades are recorded on trade date, as if they had settled and are carried at fair value. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities transactions are reported on a settlement date basis, with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Commissions: Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Furniture and equipment: Furniture and equipment are stated at cost. Provisions for depreciation and amortization of furniture and equipment are computed under the straight-line method over the estimated useful lives of the assets.

Impairment of long-lived assets: The Company reviews long lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, no less than annually. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such losses.

Assets held under capital lease: Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the estimated useful lives of the assets and is included with depreciation expense.

Deferred rent: Rent expense for leased office space is recorded on the straight-line method over the terms of the related lease agreement.

Revenue recognition: Fixed income revenue and equity commissions are recorded on a trade date basis. Underwriting fees are recorded and earned when all significant items relating to the underwriting cycle have been substantially completed. Financial advisory, mergers and acquisition service fees and interest income are recorded when earned.

Income tax: As a limited liability company, the Company elected to be treated as a partnership. Consequently, taxable income or loss is allocated to the members in accordance with the operating agreement and no provision or liability for federal income taxes has been included in the financial statements. The Company is liable for certain state and local income taxes. Accordingly, the financial statements include a state and local tax provision.

Reclassification: Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. Such reclassification had no material effect on reported net income or members' equity.

Note 2. Assets and Liabilities Reported at Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) measurements and the lowest priority to unobservable inputs (Level 3) measurements. A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency are classified within Level 1 and Level 2 of the fair value hierarchy.

Note 2. Assets and Liabilities Reported at Fair Value (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008:

	December 31, 2009			
Description	Level 1	Level 2	Level 3	Total
Securities owned	$ 2,949,971	$ 1,000,000	$ -	$ 3,949,971
Securities sold, not yet purchased	$ 117,998	$ -	$ -	$ 117,998

	December 31, 2008			
Description	Level 1	Level 2	Level 3	Total
Securities owned	$ 7,099,305	$ 1,075,000	$ -	$ 8,174,305

Note 3. Due to and From the Clearing Brokers

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. At December 31, 2009, the Company had net amounts due from this clearing broker totaling $8,868,031. At December 31, 2008, the Company had net amounts due to this clearing broker totaling $3,031,020.

Note 4. Furniture and Equipment

At December 31, 2009 and 2008, the Company had furniture and equipment as follows:

	2009	2008
Equipment held under capital leases	$ 572,050	$ 549,552
Equipment	816,087	763,164
Furniture and fixtures	1,208,897	1,038,594
Less: accumulated depreciation and amortization	(2,187,674)	(2,017,500)
	$ 409,360	$ 333,810

Note 5. Senior Revolving Line-of-Credit

The Company has a $100 million senior revolving line-of-credit agreement with Harris Trust and Savings Bank (Harris), due July 2010 that it intermittently draws on based on business needs. Interest is at a rate agreed upon by the Company and Harris, which varies from time to time. The agreement is collateralized by certain securities and other property as defined in the agreement.

As of December 31, 2009 and 2008, the Company had no outstanding advances under this revolving line-of-credit agreement.

Note 6. Subordinated Revolving Line-of-Credit

The Company had a $5,000,000 subordinated revolving line-of-credit agreement with Harris, due April 2009, with interest equal to the lesser of the prime rate plus 2.25 percent or at an adjusted London Interbank Offered Rate (LIBOR), as defined in the agreement, plus 5.25 percent. The prime rate was 3.25 percent at December 31, 2008, and the three-month LIBOR was 1.43 percent at December 31, 2008. Under the terms of the agreement, the Company is subject to certain restrictive covenants, including minimum capital requirements, capital withdrawals, and maximum aggregate indebtedness.

The Company obtained FINRA approval that the borrowings under this agreement were available as capital in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

The Company did not renew this line-of-credit and as such, it expired and was repaid in April 2009.

Note 7. Employee Benefit Plan

The Company maintains an employee 401 (k) plan covering substantially all of its eligible employees as defined by the plan. Under the terms of the plan, management may make discretionary matching contributions. The Company made no matching contributions for the years ended December 31, 2009 and 2008.

Note 8. Capital Leases

The Company has entered into capital leases to finance the acquisition of certain furniture and equipment Future minimum lease payments due under capital lease obligations subsequent to December 31, 2009 are as follows:

2010	$	43,060
2011		22,192
2012		8,811
2013		1,156
Total minimum lease payments		75,219
Less: amount representing interest		(2,685)
Present value of minimum lease payments	$	72,534

Note 9. Operating Leases

The Company leases office space in Chicago and New York City under non-cancelable operating teases that expire during various times through January 2021. Additionally, the Company leases office space in various other locations with lease terms of one year or less, which, due to the short-term nature of the leases, are not included in the schedule below. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office space.

Future minimum rental payments under non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2009 for each of the next five years and in the aggregate are:

2010	$ 578,871
2011	1,024,488
2012	1,052,409
2013	1,234,265
2014	1,242,694
Thereafter	8,280,492
Total minimum lease payments	$ 13,413,219

Note 10. Income Taxes

FASB issued new guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. The Company adopted this new guidance for the year ended December 31, 2009. The guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2009, management has determined that there are no material uncertain income tax positions. The Company files state and local income tax returns. The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2006.

Note 11. Related Party

During the year ended December 31, 2009, Loop Financial Products (LFP), an affiliated entity by common ownership, reimbursed the Company for certain expenses paid on its behalf.

Note 12. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities through its principal correspondent broker-dealer and others. Amounts due to the clearing broker, if any, and securities sold, not yet purchased are collateralized by securities owned and cash on deposit with the clearing broker. In the event such parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the correspondent broker-dealer and others. It is the Company's policy to periodically review, as necessary, the credit standing of such correspondent broker-dealer and others.

Note 13. Commitments and Contingent Liabilities

The Company is an introducing broker, which executes and clears all transactions with and for customers on a fully disclosed basis with another broker in connection with this arrangement the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers.

In the ordinary course of business, the Company may be named as a defendant in, or be party to, various pending and threatened legal proceedings. In view of the intrinsic difficultly in ascertaining the outcome of such matters, the Company cannot state what the eventual outcome of any such proceeding will be. Management believes, based upon discussions with legal counsel and current knowledge, that liabilities arising out of any such proceedings (if any) will not have a material adverse effect on the financial statements of the Company.

Note 14. Net Capital Requirements

Pursuant to Rule 15c3-1 of the SEC, the Company is required to maintain "net capital" equal to the greater of $250,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined, and that the ratio of aggregate indebtedness to net capital both as defined, not to exceed 15 to 1. Net capital changes from day to day, but at December 31, 2009 and 2008, the Company had net capital of approximately $17,119,000 and $11,096,000, respectively, and net capital requirements of approximately $1,047,000 and $564,000, respectively. At December 31, 2009 and 2008, the net capital ratios were 0.92 to 1 and 0.76 to 1, respectively. The minimum net capital may effectively restrict the payment of distributions.

Note 15. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 16. Subsequent Events

The Company evaluated subsequent events for potential recognition and/or disclosure through the date that these financial statements were issued.

Loop Capital Markets, LLC

Statements of Financial Condition

December 31, 2009 and 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

McGladrey & Pullen

Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures

Board of Managers
Loop Capital Markets, LLC
200 West Jackson Blvd., Suite 1600
Chicago, Illinois 60606

Attention: Mr. Albert Grace, Jr.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Loop Capital Markets, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

(29-REV 12/09)

202-371-8300

Transitional Assessment Reconciliation

(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050140 FINRA DEC
LOOP CAPITAL MARKETS LLC 8*8
ATTN KAREN RILEY
200 W JACKSON BLVD STE 1600
CHICAGO IL 60606-6932

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 135,780

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (50,814)

1/26/09,12/18/09,1/25/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 84,966

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 84,966

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 84,966

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

____
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the _____ day of _______________, 20_____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

Amounts for the fiscal period
beginning April 1, 2009
and ending ________, 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 59,210,535

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 1,613,354

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 580,301

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 2,425,589

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________ ________

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 279,138

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) 279,138

Total deductions 4,898,382

2d. SIPC Net Operating Revenues $ 54,312,153

2e. General Assessment @ .0025 $ 135,780

(to page 1 but not less than $150 minimum)